

Mail Stop 7010

May 30, 2007

Mr. Alan H. Lund
Vice Chairman and CFO
International Lease Finance Corporation
10250 Constellation Blvd.
Suite 3400
Los Angeles, CA 90067

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended March 31, 2007**
> **File No. 1-31616**

Dear Mr. Lund:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note A – Summary of Significant Accounting Policies, page 36

Lease Revenue, page 36

2. You state that lessee specific modifications are capitalized and depreciated over the life of the related lease and included in other assets. Please address the following related to these amounts:
   - Please disclose the amounts capitalized at December 31, 2006;
   - Please tell us the nature of these lessee specific modifications;
   - Please tell us how you determined it is appropriate to record these modifications as an asset on your financial statements; and
   - Please disclose whether you are treating these amounts as lease incentives in accordance with FTB 88-1.

3. Please disclose whether you assume lease renewals in your determination of lease term in accordance with paragraph 5(f) of SFAS 13 for purposes of amortizing lease specific modifications and lease premiums.

Foreign Currency, page 37

4. Please enhance your disclosure by ensuring that you meet the requirements set forth in paragraph 30 of SFAS 52.

Flight Equipment, page 37

5. You disclose that under arrangements with manufacturers, in certain circumstances the manufacturers establish notional accounts for your benefit, to which amounts are credited in connection with the purchase by and delivery to you and the lease of aircraft. The amounts credited to the notional accounts are recorded as a reduction to the basis of aircraft purchased and charged to other assets. Please disclose the business purpose for your manufacturers establishing these accounts, and what these accounts are being used for. Please also disclose

why you are recording these amounts to other assets and whether you are amortizing these amounts. If so, please disclose the period of amortization and how you determined this was the appropriate period.

Variable Interest Entities, page 38

6. Please disclose the carrying amount of the aircraft in which the financing agreements are collateralized by. See paragraph 23(b) of FIN 46(R). In addition, you disclose on page 18 that you have a variable interest entity but are not the primary beneficiary. Please ensure you meet the disclosures set forth in paragraph 24 of FIN 46(R).

Note J – Commitments and Contingencies, page 50

Leases, page 51

7. You disclose on page 11 that the rental payments pursuant to your lease are subject to escalation provisions. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007

General

8. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief